FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




For the month of August 2005
Commission File Number 333-7182-01

                                   CEZ, a. s.

      ---------------------------------------------------------------------
                 (Translation of registrant's name into English)

                                c/o Duhova 2/1444
                                 140 53 Prague 4
                                 Czech Republic

      ---------------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F  X       Form 40-F
                               ---                ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes       No  X
                                ---      ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was filed by CEZ, a. s. in Czech language with the Prague Stock Exchange as required by its rules and regulations:


       A Rainbow Energy Wholesale Auction Confirms Hunger for Electricity

CEZ has closed today a wholesale auction for its 2008 energy supplies. The auction was announced following the recent virtual power plant auction ordered by the Czech Antitrust Authority, and reconfirmed a hunger for electricity in the Czech Republic. The total electricity sales, including the executed contracts with respect to the virtual power plant, were up 1.6 TWh, i.e., 4.1%, from last year. Based on strong demand and a suitable structure of the demanded products, CEZ was able to reduce next year's wholesale electricity prices for all customers compared to the initially published indicative prices. The overall year-on-year increase in the price of the demanded volume in the given structure is equal to 14.3%. The price is in line with the price level set by the market in the previous virtual power plant auction.

The ordered electricity amount is indicative of high competitiveness of CEZ's offer. Based on the quantity and structure offered, CEZ has been able to optimize the utilization of its production capacities, and reduced the final prices of certain products by 0.1% to 2.1% compared to those initially published. The price of the basic annual band, the so-called yellow electricity, was slightly reduced to 1,041 CZK/MWh.

"The increase in demand for our electricity on the part of traders exceeds domestic demand growth, with most of the other independent producers having also sold their electricity. This suggests that part of the traders count on exports for attractive prices abroad. Domestic customers need no be concerned that only expensive electricity will remain in the market," said CEZ's Commercial Director Alan Svoboda. The year-on-year growth in wholesale prices is noticeably lower than that on foreign stock exchanges, further increasing the competitiveness of Czech businesses.

This year, three additional traders operating in the Czech market took part in the electricity auction for the first time. Altogether, ten entities apart from the CEZ Group bid for electricity in the auction. The increase in the number of bidders and the strong demand seen in the Rainbow Energy and virtual power plant auctions bear witness to increasing competition in the market for electricity sale to end customers and an expectation of interesting export opportunities.

The wholesale electricity price is equal to about one-third of the final price for households. Other items include, for example, fees for transmission and distribution, systemic services, support of renewable sources, and VAT. Their growth is driven primarily by inflation and distribution network development. Next year, the cost of unbundling, or the separation of electricity supply and distribution, as required by EU Directives, will significantly be reflected for the first time in the items regulated by the Energy Regulatory Authority. The regulated services will be valued by the Energy Regulatory Authority in late October or early in November this year. Nevertheless, the growth in wholesale electricity prices is in accordance with the ERA projections used in estimating the growth in final prices for households. The growth in these prices should not exceed 10 per cent.

CEZ's market share exceeds 65 per cent of consumption in the Czech Republic, the rest being supplied by independent producers.

In the auction, CEZ also took into account, in addition to orders from traders, the required volume of electricity for supplies to the end customers of the company CEZ Prodej. From the next year, this company will assume the exclusive responsibility within the CEZ Group for the sale to end customers.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                    CEZ, a. s.
                                             ------------------------
                                                   (Registrant)

Date:  August 23, 2005
                                             By: /s/ Libuse Latalova
                                                ---------------------
                                                   Libuse Latalova
                                            Head of Finance Administration